Exhibit 21.1
SUBSIDIARIES OF
CAMBIUM LEARNING GROUP, INC. (Delaware)
December 31, 2009

Voyager Learning Company	Delaware
VSS-Cambium Holdings II Corp.	Delaware
VSS-Cambium Holdings, LLC	Delaware
VSS-Cambium Holdings IV, LLC	Delaware
Cambium Learning, Inc.	Delaware
Cambium Learning (New York), Inc.	Delaware
Kurzweil Educational Systems, Inc.	Delaware
Sopris West Educational Services, Inc.	Colorado
Intellitools, Inc.	California
Voyager Expanded Learning, Inc.	Delaware
LAZEL, Inc.	Delaware